Exhibit 99.1

Sunlands Technology Group Announces Unaudited

First Quarter 2025 Financial Results

BEIJING, May 22, 2025 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial and Operational Snapshots

•	Net revenues were RMB487.6 million (US$67.2 million), compared to RMB523.2 million in the first quarter of 2024.

•	Gross billings (non-GAAP) were RMB412.3 million (US$56.8 million), compared to RMB398.8 million in the first quarter of 2024.

•	Gross profit was RMB415.3 million (US$57.2 million), compared to RMB446.1 million in the first quarter of 2024.

•	Net income was RMB75.2 million (US$10.4 million), compared to RMB112.7 million in the first quarter of 2024.

•	Net income margin[1] was 15.4% in the first quarter of 2025, compared to 21.5% in the first quarter of 2024.

•	New student enrollments[2] were 169,083, compared to 175,758 in the first quarter of 2024.

•	As of March 31,2025, the Company’s deferred revenue balance was RMB891.6 million (US$122.9 million), compared to RMB916.5 million as of December 31, 2024.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

“In the first quarter of 2025, we reported net revenues of RMB487.6 million and net income of RMB75.2 million, marking our sixteenth consecutive profitable quarter—a strong start to the year that reinforces our confidence in delivering sustained growth throughout 2025. We have reshaped our business with clear intent—doubling down on high-potential areas and streamlining for long-term strength. Looking ahead, we will continue to strengthen our core capabilities, expand our course offerings, embrace intelligent technology, and maintain a disciplined focus on value creation. We are confident this approach will deliver sustainable long-term returns for shareholders and meaningful learning outcomes for our students.” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, Finance Director of Sunlands, commented, “I am pleased to report results for the first quarter of 2025. We maintained gross profit margin of 85.2% and net income margin of 15.4% for the quarter. This solid start is a testament to our prudent financial management and the sustainability of our business. In addition, we celebrated our seventh consecutive quarter of positive operating cash flow, which further strengthens our ability to navigate market uncertainty while making strategic investments. As we look ahead, our focus remains steadfast: strengthening operational efficiencies, prioritizing high margin and high potential areas, and leveraging technology to create superior value for the customers we serve.”

Financial Results for the First Quarter of 2025

Net Revenues

In the first quarter of 2025, net revenues decreased by 6.8% to RMB487.6 million (US$67.2 million) from RMB523.2 million in the first quarter of 2024. The decrease was primarily driven by the decline in gross billings from post-secondary courses over the recent quarters, resulting in a year-over-year decrease in net revenues from post-secondary courses.

Cost of Revenues

Cost of revenues decreased by 6.3% to RMB72.3 million (US$10.0 million) in the first quarter of 2025 from RMB77.2 million in the first quarter of 2024. The decrease was mainly due to the declined compensation expenses related to headcount reduction of our teachers and mentors.

Gross Profit

Gross profit decreased by 6.9% to RMB415.3 million (US$57.2 million) in the first quarter of 2024 from RMB446.1 million in the first quarter of 2024.

Operating Expenses

In the first quarter of 2025, operating expenses were RMB341.1 million (US$47.0 million), which were the same as the first quarter of 2024.

Sales and marketing expenses were RMB300.4 million (US$41.4 million) in the first quarter of 2024, which remained relatively stable as compared to RMB301.6 million in the first quarter of 2024.

General and administrative expenses increased by 5.9% to RMB34.5 million (US$4.7 million) in the first quarter of 2025 from RMB32.6 million in the first quarter of 2024.

Product development expenses decreased by 11.0% to RMB6.2 million (US$0.9 million) in the first quarter of 2025 from RMB7.0 million in the first quarter of 2024. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for the first quarter of 2025 was RMB75.2 million (US$10.4 million), as compared to RMB112.7 million in the first quarter of 2024.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB11.12 (US$1.53) in the first quarter of 2025.

Cash, Cash Equivalents and Short-term Investments

As of March 31, 2025, the Company had RMB596.2 million (US$82.2 million) of cash and cash equivalents and RMB200.7 million (US$27.7 million) of short-term investments, as compared to RMB507.2 million of cash and cash equivalents and RMB276.0 million of short-term investments as of December 31, 2024.

Deferred Revenue

As of March 31, 2025, the Company had a deferred revenue balance of RMB891.6 million (US$122.9 million), as compared to RMB916.5 million as of December 31, 2024.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of May 19, 2025, the Company had repurchased an aggregate of 702,045 ADSs for approximately US$3.9 million under the share repurchase program.

Outlook

For the second quarter of 2025, Sunlands currently expects net revenues to be between RMB500 million to RMB520 million, which would represent an increase of 1.6% to 5.6% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2567 to US$1.00, the effective noon buying rate for March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2025, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 6:00 AM U.S. Eastern Time, (6:00 PM Beijing/Hong Kong time) on May 22, 2025, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BIded6865756ca41e7abc06cd064c7c3f0

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	507,229	596,226	82,162
Short-term investments	276,029	200,673	27,653
Prepaid expenses and other current assets	96,916	96,230	13,261
Deferred costs, current	4,139	18,140	2,500
Total current assets	884,313	911,269	125,576
Non-current assets
Property and equipment, net	758,215	751,304	103,532
Intangible assets, net	723	604	83
Right-of-use assets	110,154	109,756	15,125
Deferred costs, non-current	56,657	39,195	5,401
Long-term investments	260,083	256,825	35,391
Deferred tax assets	24,699	24,828	3,421
Other non-current assets	26,319	25,760	3,550
Total non-current assets	1,236,850	1,208,272	166,503
TOTAL ASSETS	2,121,163	2,119,541	292,079

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	404,865	393,944	54,286
Deferred revenue, current	382,047	504,303	69,495
Lease liabilities, current portion	8,317	8,818	1,215
Short-term borrowing	—	20,000	2,756
Long-term debt, current portion	6,154	—	—
Total current liabilities	801,383	927,065	127,752

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	534,463	387,314	53,373
Lease liabilities, non-current portion	137,040	132,102	18,204
Deferred tax liabilities	5,724	5,608	773
Other non-current liabilities	7,309	7,363	1,015
Long-term debt, non-current portion	35,386	—	—
Total non-current liabilities	719,922	532,387	73,365
TOTAL LIABILITIES	1,521,305	1,459,452	201,117

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2024 and March 31, 2025, respectively; 2,600,779 and 2,599,673 shares
outstanding as of December 31, 2024 and March 31, 2025, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2024 and March 31, 2025, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2024 and March 31, 2025, respectively)	1	1	—
Treasury stock	—	—	—
Statutory reserves	11,083	11,083	1,527
Accumulated deficit	(1,840,285)	(1,765,109)	(243,239)
Additional paid-in capital	2,294,381	2,294,291	316,162
Accumulated other comprehensive income	136,164	121,309	16,717
Total Sunlands Technology Group shareholders’ equity	601,345	661,576	91,167
Non-controlling interest	(1,487)	(1,487)	(205)
TOTAL SHAREHOLDERS’ EQUITY	599,858	660,089	90,962
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,121,163	2,119,541	292,079

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$
Net revenues	523,240	487,625	67,197
Cost of revenues	(77,163)	(72,336)	(9,968)
Gross profit	446,077	415,289	57,229

Operating expenses
Sales and marketing expenses	(301,575)	(300,444)	(41,402)
Product development expenses	(7,010)	(6,242)	(860)
General and administrative expenses	(32,552)	(34,459)	(4,749)
Total operating expenses	(341,137)	(341,145)	(47,011)
Income from operations	104,940	74,144	10,218
Interest income	9,289	5,407	745
Interest expense	(1,604)	(407)	(56)
Other income, net	5,780	6,617	912
Income before income tax benefit/(expenses)
and loss from equity method investments	118,405	85,761	11,819
Income tax benefit/(expenses)	391	(9,774)	(1,347)
Loss from equity method investments	(6,061)	(811)	(112)
Net income	112,735	75,176	10,360

Less: Net loss attributable to non-controlling interest	—	—	—
Net income attributable to Sunlands Technology Group	112,735	75,176	10,360
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	16.44	11.12	1.53
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,857,016	6,759,187	6,759,187

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$
Net income	112,735	75,176	10,360
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	9,536	(3,596)	(496)
Unrealized loss on available-for-sale investments, net of tax effect of nil	—	(11,259)	(1,552)
Total comprehensive income	122,271	60,321	8,312
Less: comprehensive income attributable to non-controlling interest	—	—	—
Comprehensive income attributable to Sunlands Technology Group	122,271	60,321	8,312

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended March 31,
	2024	2025
	RMB	RMB
Net revenues	523,240	487,625
Less: other revenues	(58,874)	(58,920)
Add: tax and surcharges	16,369	22,290
Add: ending deferred revenue	1,044,866	891,617
Add: ending refund liability	130,840	98,516
Less: beginning deferred revenue	(1,113,923)	(916,510)
Less: beginning refund liability	(143,744)	(112,342)
Gross billings (non-GAAP)	398,774	412,276

Net income	112,735	75,176
Add: income tax (benefit)/expenses	(391)	9,774
Add: depreciation and amortization	7,431	7,218
Add: interest expense	1,604	407
Less: interest income	(9,289)	(5,407)
EBITDA (non-GAAP)	112,090	87,168